February 8, 2010

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:                               Generac Holdings Inc.

Filed on Form S-1

Registration No. 333-162590

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between January 29, 2010 and the date hereof, 6,072 copies of the Preliminary Prospectus dated January 29, 2010 were distributed as follows: 2,992 to four prospective underwriters; 2,563 to 2,544 institutional investors; 169 to 66 prospective dealers; 300 to 300 individuals; 39 to 39 other parties; and nine to three rating agencies.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Washington, D.C. time, on Wednesday, February 10, 2010 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

J.P. MORGAN SECURITIES INC.

As Representatives of the

Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)